Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in Millions)

	Year ended December 31,
	2001	2002	2003	2004	2005
Computation of Earnings:
Income before taxes	$1,686.3	$(684.5)	$3,173.1	$3,394.7	$4,868.1
Net interest expense	13.6	44.2	31.1	36.6	96.4
Interest portion of operating lease expense	10.3	14.8	17.4	24.8	27.2
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(16.1)	(23.7)	4.3	(26.3)	(70.6)

Earnings	$1,694.1	$(649.2)	$3,225.9	$3,429.8	$4,921.1

Computation of Fixed Charges:
Net interest expense	$13.6	$44.2	$31.1	$36.6	$96.4
Capitalized interest	12.7	8.1	23.5	20.1	30.0
Interest portion of operating lease expense	10.3	14.8	17.4	24.8	27.2

Fixed Charges	$36.6	$67.1	$72.0	$81.5	$153.6

Ratio of Earnings to Fixed Charges	46.3	(a)	44.8	42.1	32.0

(a)	Earnings were approximately $716 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by a write-off of acquired in-process research and development of approximately $3.0 billion related to the acquisition of Immunex Corporation.

For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest) and excluding our share of income/losses in its equity method affiliates. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

In February 2006, we raised $5.0 billion of cash proceeds by issuing convertible notes at par in a private placement. Of the $5.0 billion convertible notes, $2.5 billion pay interest at 0.125 percent and are due in 2011 and $2.5 billion pay interest at 0.375 percent and are due in 2013. The notes are convertible into cash, and under certain certain terms and conditions, shares of our common stock.